SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Announcement of the Result of Voting on Share Reform at the Meeting of Relevant Shareholders on A-Share Market	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: July 9, 2013	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement of the Result of Voting on Share Reform at

the Meeting of Relevant Shareholders on A-Share Market

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Announcement of the Result of Voting on Share Reform at Meeting of Relevant Shareholders on A-Share Market published by us on the website of Shanghai Stock Exchange and newspapers in the People’s Republic of China.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, July 8, 2013

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Li Honggen, Ye Guohua and Zhang Jianping; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda and Cai Tingji.

Stock Code: 600688	Stock Abbreviation: S Shang Sinopec	Announcement No.: Lin 2013-30

Sinopec Shanghai Petrochemical Company Limited

Announcement of the Result of Voting on Share Reform at

the Meeting of Relevant Shareholders on A-Share Market

The Company’s board of directors and all members thereof warrant that this announcement contains no misrepresentations, misleading statements or material omissions, and they are jointly and severally responsible for the truth, accuracy and completeness of the information contained in this announcement.

Important Notes:

•

At the meeting of relevant shareholders on A-share market held by Sinopec Shanghai Petrochemical Company Limited (the “Company”) with respect to its share reform proposal (the “Meeting”), no new proposal was presented for voting, nor was the share reform proposal rejected or modified;

•	For the date when the trading of the Company’s floating A shares will be resumed, see the Share Reform Statement of Sinopec Shanghai Petrochemical Company Limited (Amendment).

I.	Holding of the Meeting

1.	Convener of the Meeting: Board of directors of the Company

2.	Record date for the Meeting: June 27, 2013 (Thursday).

3.	Start time of in-person meeting: 2:30pm of July 8, 2013 (Monday).

4.	Time of online voting: 9:30am-11:30am and 1:00pm-3:00pm on each of July 4, 5 and 8, 2013

5.	Place of in-person meeting: Roller Skating Rink of Jinshan District, 5 Xincheng Road, Jinshan District, Shanghai.

6.	Chairman of in-person meeting: Mr. Wang Zhiqing, Chairman of the board of directors

7.	Form of voting at the Meeting: A combined form of in-person voting, entrusted voting by the board of directors and online voting was implemented for the Meeting. The Company provided its floating A shareholders with a platform for online voting through the trading system of Shanghai Stock Exchange whereby the floating A shareholders could exercise their right to vote within the periods of online voting set forth above.

8.	The convention and the holding of the Meeting were in compliance with the Company Law of the People’s Republic of China, the Measures for Administration of Share Reforms of Listed Companies and other relevant laws, regulations and regulatory documents.

II.	Attendance of the Meeting

The Company’s relevant shareholders on the A-share market held 4,870,000,000 shares in aggregate, which consists 4,150,000,000 non-floating shares and 720,000,000 floating A shares.

1.	General attendance

A total of 10,506 relevant shareholders of the Company on the A-share market voted at the Meeting, representing 4,392,407,249 shares in the Company, which accounted for 90.19% of the total shares held by the Company’s relevant shareholders on the A-share market.

2.	Attendance of non-floating shareholders

A total of 2 non-floating shareholders attended the Meeting, representing 4,016,730,000 shares in the Company, which accounted for 96.79% of the Company’s total non-floating shares and 82.46% of the total shares held by the Company’s relevant shareholders on the A-share market.

3.	Attendance of floating A shareholders

A total of 10,504 floating A shareholders of the Company voted at the Meeting, representing 375,677,249 shares in the Company, which accounted for 52.18% of the Company’s total floating A shares and 7.71% of the total shares held by the Company’s relevant shareholders on the A-share market.

Among all the voting shareholders, a total of 72 floating A shareholders voted at the in-person meeting, representing 16,054,071 shares in the Company, which accounted for 2.23% of the Company’s total floating A shares and 0.33% of the total shares held by the Company’s relevant shareholders on the A-share market; and a total of 10,432 floating A shareholders voted online, representing 359,623,178 shares in the Company, which accounted for 49.95% of the Company’s total floating A shares and 7.38% of the total shares held by the Company’s relevant shareholders on the A-share market.

III.	Matters Considered

The Share Reform Proposal of Sinopec Shanghai Petrochemical Company Limited was considered at the Meeting.

The Share Reform Statement of Sinopec Shanghai Petrochemical Company Limited (Amendment) published by the Company’s board of director on the website of Shanghai Stock Exchange on June 20, 2013 describes the details of the Share Reform Proposal of Sinopec Shanghai Petrochemical Company Limited.

IV.	Result of Voting on the Proposal

An open ballot on the Share Reform Proposal of Sinopec Shanghai Petrochemical Company Limited was held at the Meeting. The total number of voting shares being voted at the Meeting was 4,392,407,249, consisting of 4,016,730,000 non-floating shares in aggregate and 375,677,249 floating A shares in aggregate.

1.	General voting result

Votes for: 4,335,860,166 shares; votes against: 52,826,935 shares; abstentions: 3,720,148 shares.

The number of shares voted for the proposal accounted for 98.71% of the total voting shares voted at the Meeting.

2.	Voting by floating A shareholders

Votes for: 319,130,166 shares; votes against: 52,826,935 shares; abstentions: 3,720,148 shares.

The number of shares voted for the proposal accounted for 84.95% of the total voting floating A shares voted at the Meeting.

3.	Numbers of shares held by top 10 floating A shareholders attending the voting and their votes

No.	Name of the Shareholder	Number of Shares Held by the Shareholder	Vote

1	China Construction Bank - CIFM China Advantage Security Investment Fund	37,000,000	for

2	Agricultural Bank of China – Xinhua Selected Growth Equity Securities Investment Fund.	7,999,992	for

3	Shenyin & Wanguo Securities Co., Ltd.	5,188,800	for

4	Xu Zhiying	4,969,516	for

5	Gu Jufang	3,652,543	for

6	ChangJiangWan Holdings Ltd.	3,050,085	for

7	Industrial and Commercial Bank of China – Lion Stock Securities Investment Fund	3,001,068	for

8	Guotai Junan Securities Co., Ltd.	2,868,200	for

9	Industrial and Commercial Bank of China Co., Ltd. – Lion Flexible Settings Hybrid Securities Investment Fund	2,816,404	for

10	Bank of China – Taixin Blue Chip Selected Stock Securities Investment Fund	2,450,000	for

4.	Voting result

The Share Reform Proposal of Sinopec Shanghai Petrochemical Company Limited was considered and approved at the Meeting.

V.	Legal Opinion from Lawyers

1.	Name of the law firm: Haiwen & Partners, Beijing

2.	Names of the lawyers: Jiang Xueyan and Huo Wanhua

3.	Conclusive opinion: The procedures for convening and holding the Meeting, the qualifications of shareholders and shareholder proxies attending the Meeting in person, the voting procedures adopted at the Meeting as well as the procedures for the Company’s board of directors to solicit votes and other relevant matters were each in compliance with the provisions of laws and regulations pertaining to share reforms; and the result of voting at the Meeting was legal and effective.

By order of the Board of Directors

Zhang Jingming
Secretary of the Board of Directors

Shanghai, the PRC, July 8, 2013